				Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)
	Six Months Ended	Year Ended December 31,
	June 30, 2014	2013	2012	2011	2010	2009
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest	$27,716	$48,479	$(4,192)	$17,431	$(3,928)	$49,151
Adjustments:
Equity in (income) loss of unconsolidated joint ventures	(9,529)	(1,648)	(542)	(4,829)	116	88
Fixed charges	36,356	74,235	80,394	89,929	82,090	76,400
Distributed income of equity investees	—	53	3,337	1,465	346	371
Capitalized interest	(2,172)	(2,863)	(4,742)	(2,273)	(2,244)	(1,430)
Earnings as defined	$52,371	$118,256	$74,255	$101,723	$76,380	$124,580
Fixed charges
Interest expense	$34,246	$71,429	$75,794	$84,246	$75,104	$71,229
Capitalized interest	2,172	2,863	4,742	2,273	2,244	1,430
(Accretion) amortization of debt (premiums) discounts, net	(1,262)	(2,478)	(2,627)	1,178	2,818	2,221
Amortization of loan fees	1,200	2,421	2,485	2,232	1,924	1,520
Fixed charges	$36,356	$74,235	$80,394	$89,929	$82,090	$76,400
Ratio of earning to fixed charges	1.44	1.59	*	1.13	*	1.63
* Earnings for the years ended December 31, 2012 and 2010 were insufficient to cover combined fixed charges by approximately $6.1 million and $5.7 million, respectively. Other than the years ended December 31, 2012 and 2010, there are no periods in which earnings were insufficient to cover combined fixed charges.